# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10  )*

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**Canaan Inc**

(Name of Issuer)

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**Class A Ordinary Shares, par value US$0.00000005 per share**

(Title of Class of Securities)

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**134748102(1)**

(CUSIP Number)

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**December 31, 2021**

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [x]  Rule 13d-1(b)

    [_]  Rule 13d-1(c)

    [_]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

(1) This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 15 Class A ordinary shares. No CUSIP has been assigned to the Class A ordinary shares.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the *Notes*).

| CUSIP No. | 134748102 |
|---|---|

| 1 | **Names of Reporting Persons** Spring River Greater China Fund | | |
|---|---|---|---|
| 2 | **Check the appropriate box if a member of a Group (see instructions)** Not Applicable | | |
| 3 | **Sec Use Only** | | |
| 4 | **Citizenship or Place of Organization** Cayman Islands | | |
| **Number of Shares Beneficially Owned by Each Reporting Person With:** | 5 | **Sole Voting Power** 238,274,325 | |
| | 6 | **Shared Voting Power** N/A | |
| | 7 | **Sole Dispositive Power** 238,274,325 | |
| | 8 | **Shared Dispositive Power** N/A | |
| 9 | **Aggregate Amount Beneficially Owned by Each Reporting Person** 238,274,325 | | |
| 10 | **Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)** Not Applicable | | |
| 11 | **Percent of class represented by amount in row (9)** 10.5% 1 | | |
| 12 | **Type of Reporting Person (See Instructions)** FI | | |

1      Percentage of ownership of Class A ordinary shares herein is calculated based on the percentage of Class A ordinary shares owned by the Reporting Person divided by the total of 2,262,978,753 Class A ordinary shares of the Issuer outstanding as of December 31, 2021.

**Item 1.**

**(a)**      Name of Issuer:

Canaan Inc.

**(b)**      Address of Issuer's Principal Executive Offices:

1-2/F, QianFang Science Building C, Building No. 27, Zhongguancun Software Park (Phase I), No. 8 Dongbeiwang West Road,

Haidian District, Beijing , 100193, People's Republic of China

Item 2.

(a)      Name of Person Filing: Spring River Greater China Fund

(b)      Address of Principal Business Office:  12A1, 12/F, OfficePlus@Mongkok, Mong Kok, Kolwoon, Hong Kong

(c)      Citizenship: Cayman Islands

(d)      Title and Class of Securities: Class A ordinary shares, par value $0.00000005 per share, of the Issuer

(e)      CUSIP No.:  134748102

CUSIP number 134748102 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents 15 Ordinary Shares of the Issuer.

**Item 3.      If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:**

(a)      [_]      Broker or dealer registered under Section 15 of the Act;

(b)      [_]      Bank as defined in Section 3(a)(6) of the Act;

(c)      [_]      Insurance company as defined in Section 3(a)(19) of the Act;

(d)      [_]      Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)      [_]      An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)      [_]      An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)      [_]      A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)      [_]      A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

| (i) | [_] | A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940; |
| (j) | [x] | A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J); |
| (k) | [_] | Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____ |

## Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

**(a)** **Amount Beneficially Owned:** 238,274,325

**(b)** **Percent of Class:** 10.5%

**(c)** **Number of shares as to which such person has:**

**(i)** **Sole power to vote or to direct the vote:** 238,274,325

**(ii)** **Shared power to vote or to direct the vote:**

**(iii)** **Sole power to dispose or to direct the disposition of:** 238,274,325

**(iv)** **Shared power to dispose or to direct the disposition of:**

**Item 5.** **Ownership of Five Percent or Less of a Class.**

Not Applicable

**Item 6.** **Ownership of more than Five Percent on Behalf of Another Person.**

Not Applicable

**Item 7.** **Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.**

Not Applicable

**Item 8.** **Identification and classification of members of the group.**

Not Applicable

**Item 9.** **Notice of Dissolution of Group.**

Not Applicable

**Item 10.** **Certifications.**

**By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were**

**not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.**

**SIGNATURE**

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 04, 2022

Spring River Greater China Fund


By: /s/____ LUO Pengwei____

Name: LUO Pengwei

Title: Director